FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  10 June 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Exhibit Index

Exhibit No.

1       Purchase of Own Securities announcement released on 14 May 2003
2       Purchase of Own Securities announcement released on 16 May 2003
3       Purchase of Own Securities announcement released on 20 May 2003
4       Purchase of Own Securities announcement released on 22 May 2003
5       Purchase of Own Securities announcement released on 23 May 2003
6       Purchase of Own Securities announcement released on 30 May 2003
7       Purchase of Own Securities announcement released on 4 June 2003
8       Purchase of Own Securities announcement released on 5 June 2003
9       Purchase of Own Securities announcement released on 9 June 2003
10      Purchase of Own Securities announcement released on 10 June 2003

Exhibit No. 1

                             International Power PLC



                                SHARE REPURCHASE



International Power PLC announces that on 14th May 2003 it purchased for cancellation 1,000,000 of its Ordinary shares at a price of 114.38 pence per share.

Exhibit No. 2

                            International Power PLC

                                SHARE REPURCHASE



International Power PLC announces that on 16th May 2003 it purchased for cancellation 500,000 of its Ordinary shares at a price of 117.25 pence per share.

Exhibit No. 3

                            International Power PLC

                                SHARE REPURCHASE

International Power PLC announces that on 20th May 2003 it purchased for cancellation 500,000 of its Ordinary shares at a price of 117.46 pence per share.

Exhibit No. 4

                            International Power PLC


                               SHARE REPURCHASE


International Power PLC announces that on 22nd May 2003 it purchased for cancellation 368,118 of its Ordinary shares at a price of 116.82 pence per share.

Exhibit No. 5

                            International Power PLC

                                SHARE REPURCHASE


International Power PLC announces that on 23rd May 2003 it purchased for cancellation 429,346 of its Ordinary shares at a price of 117.98 pence per share.

Exhibit No. 6

                            International Power PLC

                                SHARE REPURCHASE

International Power PLC announces that on 30th May 2003 it purchased for cancellation 40,946 of its Ordinary shares at a price of 120.25 pence per share.

Exhibit No. 7

                            International Power PLC

                                SHARE REPURCHASE


International Power PLC announces that on 4th June 2003 it purchased for cancellation 124,824 of its Ordinary shares at a price of 125.66 pence per share.

Exhibit No. 8

                            International Power PLC

                                SHARE REPURCHASE


International Power PLC announces that on 5th June 2003 it purchased for cancellation 307,632 of its Ordinary shares at a price of 126.36 pence per share.

Exhibit No. 9

                            International Power PLC

                                SHARE REPURCHASE


International Power PLC announces that on 9th June 2003 it purchased for cancellation 250,000 of its Ordinary shares at a price of 129.39 pence per share.

Exhibit No. 10
                            International Power PLC



                                SHARE REPURCHASE



International Power PLC announces that on 10th June 2003 it purchased for cancellation 475,864 of its Ordinary shares at a price of 127.09 pence per share.

                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary